EXHIBIT 11

THE WASHINGTON POST COMPANY
and Subsidiaries

CALCULATION OF EARNINGS PER SHARE OF COMMON STOCK
(Amounts in thousands except per share data)

		Fiscal Year

	2002	2001	2000

Weighted average shares outstanding
Class A Common	1,722	1,722	1,739
Class B Common (excluding shares issuable upon exercise of stock options — accounted for below)	7,782	7,764	7,706

Shares used in computation of basic earnings per share	9,504	9,486	9,445
Add — Shares assumed issuable upon exercise of stock options	152	118	93
Deduct — Shares assumed to be purchased for Treasury with proceeds from exercise of stock options	(133)	(104)	(78)

Shares used in computation of diluted earnings per common share	9,523	9,500	9,460

Net income available for common shares	$203,235	$228,587	$135,444

Basic earnings per common share	$21.38	$24.10	$14.34

Diluted earnings per common share	$21.34	$24.06	$14.32